FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 02, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THAT IT HAS SUBMITTED A PROPOSAL TO RUSSIAN RAILWAYS OAO RELATED TO YAKUTUGOL AND THE DEVELOPMENT OF THE ELGA COAL DEPOSIT

Moscow, Russia — March 2, 2006 — Mechel OAO (NYSE: MTL) announces that, in response to a request for proposals from Russian Railways OAO, it has submitted a non-binding proposal regarding Yakutugol and the development of the Elga coal deposit in Yakutia.

The non-binding proposal contemplates the formation of a new company, to be named Sakhaugol OAO.  Sakhaugol would be formed through the contribution by Mechel of its 25%+1 share in Yakutugol OAO and up to $300 million, in return for which Mechel would obtain 51% of Sakhaugol.

Other participants in the newly-formed company would include Russian Railways OAO, which would contribute 29.5% of Elgaugol OAO (a company that has the license to develop the Elga deposit); and the Government of the Republic of Sakha, which would contribute 39.4% of Elgaugol OAO and 45%-1 share in Yakutugol OAO.

As a result, Sakhaugol would own about 70% of Yakutugol and 68.9% of Elgaugol.  Yakutugol OAO is a coal producer that produced 9.9 million tonnes of coal in 2005, most all of which is exported to Asian markets. The Elga coal deposit has proven reserves, according to Russian reserve standards, of 2.2 billion tonnes of coal, potentially making it the largest coal deposit in Russia.

“The proposal we submitted is in furtherance to our goal to gain control over Yakutugol OAO, and could also serve to launch Mechel into a strategically very interesting region, one remarkably rich in mineral resources.  All of this, of course, is fully on line with our strategy to further strengthen the mining segment,” Mechel’s COO, Alexei Ivanushkin, said.

***

Mechel OAO

Irina Ostryakova

Phone: 7-495-258-18-28

e-mail: irina.ostryakova@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date: March 02, 2006